EXHIBIT 99.1

New member of Hydro's Board

OSLO, Norway, May 25, 2007 (PRIME NEWSWIRE) -- Ragnar Fritsvold (58) has been elected member of Norsk Hydro ASA's Board of Directors. Fritsvold, chief engineer in Hydro, replaces Terje Friestad as one of the Board's three employee representatives.

Investor contact
Contact Stefan Solberg
Telephone +47 22539280
Cellular +47 91727528
E-mail Stefan.Solberg@hydro.com